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               AMENDMENT TO PLAN OF REORGANIZATION


     THIS AMENDMENT to that certain Agreement and Plan of Reorganization made and entered into on the 30th day of September 1996 (the "Agreement"), by and between ANTARES RESOURCES CORPORATION, a New York corporation with its principal place of business located at 2345 Friendly Road, Fernandina Beach, Florida 32034 ("ARC") and UNITED KINA BREWING GROUP, LTD., a Bermuda corporation with its principal place of business located at 21st Floor, Central Plaza, Wanchai, Hong Kong ("Kina"), who hereby agree to amend the specific provisions of the Agreement included herein below as follow:

  Section 2.2 of the Agreement is hereby amended to read as follows:

  Section 2.2 Capitalization. The authorized capitalization of ARC consists of 200,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.01 per share.
Simultaneous with the Closing of this Agreement, the Board of Directors of ARC shall authorize and approve a reverse split of the ARC issued and outstanding Common Stock, whereby 1 share of Common Stock shall be issued in exchange for every 10 shares of Common Stock presently issued and outstanding, which reverse split shall have an effective date simultaneous with the Effective Date of this Agreement. As a result and on Closing Date, as defined herein, there will be no more than 2,500,000 common shares issued and outstanding and reserved for issuance (including shares reserved for issuance applicable to issued and outstanding Common Stock Purchase Warrants) (the "ARC Common Shares"), except that said number of ARC Common Shares may be increased by no more than 5% and 126,000 shares of Series B Convertible Preferred Stock issued and outstanding (the "ARC Preferred Shares"), convertible upon receipt by ARC of notice of the same into an aggregate 25,200 shares of common stock (post reverse split), held by the then existing securities holders of ARC. All issued and outstanding ARC Common Shares and Preferred Shares have been legally issued, fully paid and are nonassessable.

The balance of Section 2.2 of the Agreement shall remain as stated.

  Section 3.5 (a)(iv) is hereby amended to read as follows:

    (iv) the Closing does not take place by the close of business on or before November 6, 1996, this Agreement shall be canceled and void, unless the Closing date is extended by the mutual consent of the parties hereto in writing.

  Section 3.8 is hereby amended to read as follows:

  Section 3.8 Effective Date. The parties hereto hereby agree that the Effective Date of the transaction proposed herein shall be 5:00 P.M. Pacific Time on November 6, 1996, unless the parties agree otherwise, in writing.

DATED this 7th day of October, 1996.

     IN WITNESS WHEREOF, the corporate parties hereto have caused this Amendment to the Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.

                              ANTARES RESOURCES CORPORATION
ATTEST:


-------------------------     By:----------------------------
Secretary or                   William W. Perry, President
Assistant Secretary


ATTEST:                       UNITED KINA BREWING GROUP, LTD.



-------------------------     By: ----------------------------
Secretary or                      Victoria Lam, President
Assistant Secretary